NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

FILE No.
82-3874

August 9, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated August 9, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

DARLENE MACAULAY for BARBARA O'NEILL

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **AUGUST 09, 2006**

News Release: 06-14 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Cuprum Property Exploration Update

Manson Creek Resources Ltd., ('Manson Creek'), is pleased to provide an exploration update on the Cuprum copper – zinc project in the Whitehorse area of the Yukon.

The final data for the recently completed ground total field magnetic and soil geochemical surveys have been analyzed and interpreted. The geophysical data indicate a large, linear weak to moderately magnetic causative body. The newly discovered magnetic feature, the 'Wishbone anomaly', is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The Wishbone anomaly occurs in an area of cover with very little outcrop or sub crop. The west limb of the Wishbone anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge.

Work completed prior to this years geophysical and geochemical surveys outlined a mineralized skarn over a strike length of 760 meters with widths of 9 to 30 meters in discontinuous outcrop. The skarn consists of a strongly mineralized magnetite-rich 'core' that is flanked by weakly mineralized pyroxene-garnet skarn. Grab samples of the skarn have returned values indicative of local high grade mineralization including 7.5% copper, 2.2% zinc, and 123 grams/tonne silver.

Manson Creek geologists prospecting in the area of the east limb in late 2005 discovered small outcrops of calc-silicate skarn on the flanks of a linear topographical depression that corresponds to the trend of the east limb of the Wishbone anomaly. Samples taken of the non-mineralized pyroxene-garnet skarn returned assays of 6 to 33 parts per million (ppm) copper, 64 to 332 ppm zinc, and 5 to 102 ppm lead, and 0.3 to 0.7 ppm silver.

The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values higher than grab samples from nearby pyroxene-garnet skarns. The coincident soil anomaly returned values of 44 to 201 ppm copper, 204 to 1,275 ppm zinc, 10 to 331 ppm lead, and 0.2 to 1.2 ppm silver.

Manson Creek is currently investigating the feasibility of using a lightweight percussion drill to test the coincident magnetic and geochemical anomaly on the east limb of the Wishbone anomaly as well as a number of the mineralized zones outlined by the 2005 work. An existing bulldozer trail from the Alaska Highway to the center of the property would enable the Company to complete a cost effective program.

The Company has now completed the staking of an additional 160 hectares adjacent to the Cuprum claims to fully encompass the new anomaly.

The Cuprum project is located 50 kilometers west northwest of Whitehorse in the Yukon and is road accessible from the nearby Alaska Highway.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

AUGUST 09, 2006

News Release: 06-14

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Cuprum Property Exploration Update

Manson Creek Resources Ltd., ('Manson Creek'), is pleased to provide an exploration update on the Cuprum copper – zinc project in the Whitehorse area of the Yukon.

The final data for the recently completed ground total field magnetic and soil geochemical surveys have been analyzed and interpreted. The geophysical data indicate a large, linear weak to moderately magnetic causative body. The newly discovered magnetic feature, the 'Wishbone anomaly', is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The Wishbone anomaly occurs in an area of cover with very little outcrop or sub crop. The west limb of the Wishbone anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge.

Work completed prior to this years geophysical and geochemical surveys outlined a mineralized skarn over a strike length of 760 meters with widths of 9 to 30 meters in discontinuous outcrop. The skarn consists of a strongly mineralized magnetite-rich 'core' that is flanked by weakly mineralized pyroxene-garnet skarn. Grab samples of the skarn have returned values indicative of local high grade mineralization including 7.5% copper, 2.2% zinc, and 123 grams/tonne silver.

Manson Creek geologists prospecting in the area of the east limb in late 2005 discovered small outcrops of calc-silicate skarn on the flanks of a linear topographical depression that corresponds to the trend of the east limb of the Wishbone anomaly. Samples taken of the non-mineralized pyroxene-garnet skarn returned assays of 6 to 33 parts per million (ppm) copper, 64 to 332 ppm zinc, and 5 to 102 ppm lead, and 0.3 to 0.7 ppm silver.

The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values higher than grab samples from nearby pyroxene-garnet skarns. The coincident soil anomaly returned values of 44 to 201 ppm copper, 204 to 1,275 ppm zinc, 10 to 331 ppm lead, and 0.2 to 1.2 ppm silver.

Manson Creek is currently investigating the feasibility of using a lightweight percussion drill to test the coincident magnetic and geochemical anomaly on the east limb of the Wishbone anomaly as well as a number of the mineralized zones outlined by the 2005 work. An existing bulldozer trail from the Alaska Highway to the center of the property would enable the Company to complete a cost effective program.

The Company has now completed the staking of an additional 160 hectares adjacent to the Cuprum claims to fully encompass the new anomaly.

The Cuprum project is located 50 kilometers west northwest of Whitehorse in the Yukon and is road accessible from the nearby Alaska Highway.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **AUGUST 09, 2006**

News Release: 06-14 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Cuprum Property Exploration Update

Manson Creek Resources Ltd., ('Manson Creek'), is pleased to provide an exploration update on the Cuprum copper – zinc project in the Whitehorse area of the Yukon.

The final data for the recently completed ground total field magnetic and soil geochemical surveys have been analyzed and interpreted. The geophysical data indicate a large, linear weak to moderately magnetic causative body. The newly discovered magnetic feature, the 'Wishbone anomaly', is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The Wishbone anomaly occurs in an area of cover with very little outcrop or sub crop. The west limb of the Wishbone anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge.

Work completed prior to this years geophysical and geochemical surveys outlined a mineralized skarn over a strike length of 760 meters with widths of 9 to 30 meters in discontinuous outcrop. The skarn consists of a strongly mineralized magnetite-rich 'core' that is flanked by weakly mineralized pyroxene-garnet skarn. Grab samples of the skarn have returned values indicative of local high grade mineralization including 7.5% copper, 2.2% zinc, and 123 grams/tonne silver.

Manson Creek geologists prospecting in the area of the east limb in late 2005 discovered small outcrops of calc-silicate skarn on the flanks of a linear topographical depression that corresponds to the trend of the east limb of the Wishbone anomaly. Samples taken of the non-mineralized pyroxene-garnet skarn returned assays of 6 to 33 parts per million (ppm) copper, 64 to 332 ppm zinc, and 5 to 102 ppm lead, and 0.3 to 0.7 ppm silver.

The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values higher than grab samples from nearby pyroxene-garnet skarns. The coincident soil anomaly returned values of 44 to 201 ppm copper, 204 to 1,275 ppm zinc, 10 to 331 ppm lead, and 0.2 to 1.2 ppm silver.

Manson Creek is currently investigating the feasibility of using a lightweight percussion drill to test the coincident magnetic and geochemical anomaly on the east limb of the Wishbone anomaly as well as a number of the mineralized zones outlined by the 2005 work. An existing bulldozer trail from the Alaska Highway to the center of the property would enable the Company to complete a cost effective program.

The Company has now completed the staking of an additional 160 hectares adjacent to the Cuprum claims to fully encompass the new anomaly.

The Cuprum project is located 50 kilometers west northwest of Whitehorse in the Yukon and is road accessible from the nearby Alaska Highway.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.